FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April 2007

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116, JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-            .

NOTICE CONCERNING CHANGE OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

On April 26, 2007, the registrant filed a notice with the Tokyo Stock Exchange and other stock exchanges in Japan concerning the resignation of Misuzu Audit Corporation as its independent registered public accounting firm. A copy of the notice is attached hereto.

The attached notice is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Shigehito Katsuki
Name:	Shigehito Katsuki
Title:	General Manager
Investor Relations Office
Department IV

Date: April 26, 2007

April 26, 2007

Nippon Telegraph and Telephone Corporation

Norio Wada, President and CEO

(Code No.: 9432, First section of Tokyo, Osaka and Nagoya

Stock Exchanges and Fukuoka and Sapporo Stock Exchanges)

To All Concerned:

NOTICE CONCERNING CHANGE OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Nippon Telegraph and Telephone Corporation (“NTT”) hereby announces the resignation of its independent registered public accounting firm, Misuzu Audit Corporation (“Misuzu”).

1.	Reasons for Change

Misuzu and KPMG AZSA & Co. have been NTT’s independent registered public accounting firms. However, on April 26, 2007, Misuzu proposed to resign as of the 22nd Ordinary General Meeting of Shareholders, which is expected to be held at the end of June 2007.

2.	Future Prospects

NTT plans to appoint KPMG AZSA & Co. as its independent registered public accounting firm for the fiscal year ending March 31, 2008.

3.	Resigning Independent Registered Public Accounting Firm

Name: Misuzu Audit Corporation

Address: Kasumigaseki Bldg. 32nd Floor, 3-2-5 Kasumigaseki, Chiyoda-ku, Tokyo

4.	Date of Resignation

The day of the 22nd Ordinary General Meeting of Shareholders (expected to be held at the end of June 2007).

For more information, contact:

Department IV, Accounting & Tax Group
(Mr.)Yamabe, (Mr.) Hanaki
Tel: 03-5205-5471